Exhibit 99(b)

Energy Future Holdings Corp.

Adjusted EBITDA Reconciliation

	Six Months Ended June 30, 2008	Six Months Ended June 30, 2007	Twelve Months Ended June 30, 2008	Twelve Months Ended June 30, 2007
Net income (loss)	$(4,600)	$(377)	$(4,860)	$1,102
Income tax expense (benefit)	(2,463)	(294)	(2,533)	408
Interest expense and related charges	1,674	418	2,766	817
Depreciation and amortization	785	403	1,431	820

EBITDA	$(4,604)	$150	$(3,196)	$3,147

Oncor EBITDA	(659)	(602)	(1,348)	(1,281)
Oncor distributions/dividends	135	176	285	346
Interest income	(13)	(35)	(58)	(61)
Amortization of nuclear fuel	35	30	74	64
Purchase accounting adjustments (a)	245	—	383	—
Impairment of assets and inventory write down (b)	9	795	(29)	798
Unrealized net (gain) or loss resulting from hedging transactions	6,363	1,182	7,459	939
One-time customer appreciation bonus	—	—	—	165
Losses on sale of receivables	13	18	34	39
Income from discontinued operations, net of tax effect	—	(11)	(14)	(38)
Noncash compensation expenses (SFAS 123R) (c)	10	13	19	29
Severance expense (d)	—	—	—	8
Equity losses of unconsolidated affiliate engaged in broadband over power lines	—	1	—	8
Transition and business optimization costs (e)	24	12	36	12
Shareholder litigation	—	—	—	(15)
Transaction and merger expenses (f)	26	77	99	100
Restructuring and other (g)	7	5	(31)	10
Expenses incurred to upgrade or expand a generation station (h)	100	4	100	5

Adjusted EBITDA per Incurrence Covenant	$1,691	$1,815	$3,813	$4,275

Add back Oncor Adjustments	$503	$439	$1,086	$960

Adjusted EBITDA per Restricted Payments Covenants	$2,194	$2,254	$4,899	$5,235

(a)	Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits not recognized in net income due to purchase accounting.

(b)	Impairment of assets includes charges related to the canceled development of coal-fueled generation facilities.

(c)	Non-cash compensation expenses exclude capitalized amounts.

(d)	Severance expense for the twelve months ended June 2007 includes amounts incurred related to outsourcing, restructuring and other amounts deemed to be in excess of normal recurring amounts.

(e)	Transition and business optimization costs for the 2008 periods include professional fees primarily for retail billing and customer care systems enhancements and incentive compensation. Transition and business optimization costs for the 2007 periods represent professional fees primarily for retail billing and customer care systems enhancements and incentive compensation.

(f)	Transaction and merger expenses include costs related to the Merger, abandoned strategic transactions and a terminated joint venture. Also include administrative costs related to the canceled program to develop coal-fueled generation facilities, the Sponsor management fee and costs related to certain growth initiatives.

(g)	Restructuring and other includes credits related to impaired combustion turbine leases and other restructuring initiatives and nonrecurring activities.

(h)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.